November 20, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Celeste Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Terry French, Accounting Branch Chief
Michael Henderson, Staff Accountant

Re:	Sungy Mobile Limited (the “Company”)
Registration Statement on Form F-1 (Registration No. 333-191846)

Ladies and Gentlemen:

As underwriters of the proposed public offering by the Company of up to an aggregate of 8,050,000 American depositary shares (“ADSs”) of the Company, each ADS representing six of the Company’s Class A ordinary shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:30 p.m., Eastern Standard Time on November 21, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 12, 2013, through the date hereof:

Preliminary Prospectus dated November 12, 2013:

952 copies to institutional investors, 2,883 copies to prospective underwriters, dealers, individuals and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
As Representative of the Underwriters

By:	/s/ Imran Khan
Name:	Imran Khan
Title:	Managing Director

J.P. Morgan Securities LLC
As Representative of the Underwriters

By:	/s/ Gregor C. Feige
Name:	Gregor C. Feige
Title:	Vice President

[Signature Page to Acceleration Request]